                                 WHX CORPORATION
                            555 THEODORE FREMD AVENUE
                               RYE, NEW YORK 10580

                                January 30, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division of Corporation Finance
Mail Stop 7010
Attention: Staff Accountant Patricia Armelin

      RE:   WHX CORPORATION (THE "COMPANY")
            FORM 8-K ITEM 4.01
            FILED JANUARY 23, 2007
            FILE NO. 1-2394

Dear Ms. Armelin:

      We acknowledge receipt of your comment letter dated January 24, 2007 (the
"Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter and provide the following response. For ease of reference we have reproduced your comments in the Comment Letter in italicized form below.

      1.    WE NOTE THAT YOU HAVE DISMISSED PRICEWATERHOUSECOOPERS LLP
            ("PWC") EFFECTIVE UPON PWC'S COMPLETION OF ITS SERVICES RELATED
            TO YOUR FORM 10-K FOR FISCAL 2004 AND YOUR FORM 10-QS FOR FISCAL
            2005.  PLEASE NOTE THAT, AT SUCH TIME THE SERVICES ARE COMPLETED
            AND THE RELATIONSHIP HAS ACTUALLY TERMINATED, AN ADDITIONAL ITEM
            4.01 FORM 8-K WILL BE REQUIRED.  THE FORM 8-K SHOULD ADDRESS ALL
            OF THE DISCLOSURES REQUIRED BY ITEM 304 OF REGULATION S-K AND AN
            UPDATED LETTER FROM THE FORMER ACCOUNTANT, FILED AS EXHIBIT 16,
            SHOULD BE PROVIDED ALONG WITH THE FILING.  PLEASE CONFIRM TO US
            YOUR INTENTIONS IN THIS REGARD.

            RESPONSE

            We intend to file an Item 4.01 Form 8-K addressing all of the disclosures required by Item 304 of Regulation S-K disclosing the actual termination of our relationship with PwC upon its completion of its services related to the filing of our Form 10-K for fiscal
            2004 and our Form 10-Qs for fiscal 2005. We intend to request an updated letter from PwC as Exhibit 16 to the Form 8-K.

      OTHER

      In response to your request, the Company acknowledges that.

      o  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission
         (the "Commission");

      o  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to its filings; and

      o  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Staff is invited to contact the undersigned with any comments or questions it may have.

                                          Sincerely,

                                          /s/ Robert K. Hynes
                                          -----------------------
                                          Robert K. Hynes
                                          Chief Financial Officer